VF 6-5-03

** AH 5-27-2003

SEC MAIL PROCESSING RECEIVED MAY 2 1 2003 WASH, D.C. 188 SECTION

SE 03015795 COMMISSION
549

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SEC FILE NUMBER
8-13431

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Lincoln Financial Distributors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Commerce Square
(No. and Street)

Philadelphia, PA, 19103
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James J. McCluskey **(267) 234-6291**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

(Address)	(City)	(State)	(Zip Code)
110 West Berry Street, Suite 2300	**Fort Wayne**	**IN**	**46802**

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 06 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, James J. McCluskey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Lincoln Financial Distributors, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

NOTARIAL SEAL
KATHLEEN V. DAVOCATO, Notary Public
City of Philadelphia, Phila. County
My Commission Expires April 17, 20[illegible]

This report** contains (check all applicable boxes):

X (a) Facing page.
☐ (b) Statement of Financial Condition.
☐ (c) Statement of Operations.
☐ (d) Statement of Cash Flows.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
☐ (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☐ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lincoln Financial Distributors, Inc.

Schedule II

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2002

Credit balances	
Free credit and other credit balances	$ -
Total credit items	$ -
Debit balances	
Secured customer debit balances	
Less 1%	-
Total debit items	$ -
Excess of total credits over total debits	$ -
Required deposit	$ -

Lincoln Financial Distributors, Inc.

Schedule III

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2002

Market valuation and number of items:

1. Customers' fully paid securities and excess margin securities not in LFD's possession or control as of December 31, 2002 (for which instructions to reduce to possession or control had been issued) but for which the required action was not taken by LFD within the time frames specified under Rule 15c3-3.	$ -
A. Number of items.	-
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2002, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ -
A. Number of items.	-